NEWS RELEASE
TSX - NOC
August 7th, 2007	NR:07-10

Northern Peru to drill new silver-gold-zinc prospect at Galeno

Vancouver, British Columbia – Northern Peru Copper Corp. is pleased to announce that it has discovered a new silver-gold-zinc-lead prospect on its Galeno property in Peru. The Company is not aware of any previous drilling on the prospect and intends to drill test it during August.

The prospect is located on a regional structure that passes through the Hilorico gold deposit, 1.5 kilometers to the southwest, and the Galeno copper deposit, 3.0 kilometers to the west-southwest. Prospecting of the Company’s claims initially identified the area of small-scale historic mine workings and surface mapping, rock chip sampling and ground geophysics followed. Mineralization at surface occurs in sulphide replacement bodies and epithermal veins that are hosted in limestones and minor intrusive dikes.

Seventy nine surface rock chip grab samples have been taken at the prospect over an area of approximately 750 meters in diameter, focussed on the historic mine workings. Highlights of the sampling include a grab sample from a jasperoid outcrop returning 1,210 gram/tonne silver with 3.1 gram/tonne gold and a grab sample from an altered volcanic outcrop assaying 471 gram/tonne silver, 2.1 gram/tonne gold and 6.9% zinc. The samples averaged 66ppm silver, 194ppb gold, 0.33% zinc, including results below the detection limit for these elements. Due to poor exposure any true width of mineralization cannot be determined.

Processed data from an induced polarization survey has identified a strong chargeability anomaly of 21 mrads which is approximately circular in plan view and has a diameter of 150 meters at a depth of 100 meters, widening to 250 meters diameter at a depth of 200 meters. The anomaly is open to the southeast and underlies the area of historic mine workings.

Northern Peru views as highly prospective the prospect’s structural setting and the combination of historic workings with high grade silver plus gold and zinc at surface, overlying a strong chargeability anomaly which widens to depth.

In addition to the drilling at the new prospect, the Company also plans to imminently drill test deep porphyry-related base and gold metal targets in the Hilorico area.

Northern Peru reports significant advances on the Galeno Project feasibility study.  Most notably the Company has completed a 20,500 meter infill drilling program which will enable the estimation of a NI 43-101 Measured Resource for the proposed starter pit.  In addition, a 1,150 meter metallurgical drilling program has been completed and the metallurgical testing program is scheduled for completion in September by SGS Mineral Services of Santiago.  Engineering work for pit slope design, pit dewatering, water supply, geotechnical siting, power, concentrate transport and the port facility is in progress.  Management plans and baseline studies for the Environmental and Social Impact Analysis are ongoing.  Concentrate marketing alternatives are being developed and discussions with smelters and metals traders are advancing well.

Leo Hathaway P.Geo., VP Exploration, is the Qualified Person for the Galeno Project and has reviewed the contents of this news release.

Jeff O’Toole, a geologist with over 25 years of experience is supervising the quality control and quality assurance program on site. The samples are transported to the ALS Chemex facility in Lima for sample preparation and analysis. Northern Peru inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Vancouver.

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address future production or resource potential, exploration drilling, exploitation activities and events or developments that Northern Peru expects to occur, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in commodity prices, exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this [website or press release or relevant disclosure document], such as “measured resources”, “indicated resources”, and “inferred resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form File No. 20F, which may be secured from us, or from the SEC’s website at

http://www.sec.gov/edgar.shtml.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@northernperu.com      www.northernperu.com     T: 604 687 0407    F: 604 687 7041